EXHIBIT 99.1

Osisko Gold Royalties Ltd Launches Osisko Development Corp. And Announces Related Corporate Changes

MONTRÉAL, Nov. 25, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko Royalties") (OR: TSX & NYSE) and Osisko Development Corp. ("Osisko Development") (ODV: TSX-V) are pleased to announce the successful launch of Osisko Development – a premier gold development company in North America, with the objective of becoming the next mid-tier gold producer. The common shares of Osisko Development ("ODV Shares") will begin trading on the TSX Venture Exchange on or about December 2, 2020 under the symbol "ODV".

Closing of RTO

Earlier today Osisko Royalties and Osisko Development completed their previously announced spin-out transaction, which resulted in, among other things, Osisko Royalties transferring certain mining properties, including the Cariboo Gold Project, and a portfolio of marketable securities (through the transfer of the entities that directly or indirectly own such mining properties and marketable securities) to Osisko Development Holdings Inc. ("Osisko Subco"), following which Osisko Subco and 1269598 BC Ltd. ("Barolo Subco") were amalgamated by way of a triangular amalgamation under the Business Corporations Act (British Columbia) (the "Amalgamation") to form "Amalco". Upon the Amalgamation, Osisko exchanged its Osisko Subco shares for ODV Shares, which resulted in a "Reverse Take-Over" of Osisko Development (the "RTO").

Further details regarding the RTO and the Amalgamation are set out in (a) the management information circular of Osisko Development (formerly known as Barolo Ventures Corp. ("Barolo")) dated October 19, 2020, and (b) the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) of Osisko Development (formerly known as Barolo) dated November 20, 2020 (the "Filing Statement"), which are available on SEDAR (www.sedar.com) under the Osisko Development's issuer profile.

Conversion of Subscription Receipts

On November 25, 2020, prior to the effective time of the Amalgamation, upon satisfaction of the escrow release conditions,13,350,000 subscription receipts of Osisko Subco issued under the CDN $100.1 million concurrent financing of Osisko Subco that closed on October 29, 2020 were converted into 13,350,000 common shares of Osisko Subco and 6,675,000 common share purchase warrants of Osisko Subco, and the net subscription proceeds were released from escrow and paid to Osisko Subco.

Each common share purchase warrant of Osisko Subco outstanding immediately prior to the effective time of the Amalgamation was exchanged for one common share purchase warrant of Osisko Development, with each common share purchase warrant of Osisko Development entitling the holder to acquire one ODV Share at a price of CDN $10 per share for a period of 18 months from the effective date of the Amalgamation.

Management and Board Reconstitution

Osisko Royalties

Effective upon closing of the RTO: Mr. Sandeep Singh became the President and Chief Executive Officer of Osisko Royalties, and a director on the Board of Directors of Osisko Royalties; and Mr. Sean Roosen was appointed as Executive Chair of the Board of Directors of Osisko Royalties and transitioned from his role as Chief Executive Officer of Osisko Royalties to Chief Executive Officer of Osisko Development.

Osisko Development

Effective upon closing of the RTO, the Board of Directors of Osisko Development was reconstituted to consist of: Sean Roosen (Chair); Charles Page (Lead Director); John Burzynski; Joanne Ferstman; Michèle McCarthy; Duncan Middlemiss; and Éric Tremblay.

Effective upon closing of the RTO, management of Osisko Development was reconstituted to consists of: Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Benoit Brunet (Chief Financial Officer, Vice President, Finance and Corporate Secretary); François Vézina (Vice President, Technical Services); Chris Pharness (Vice President, Sustainable Development); Maggie Layman (Vice President, Exploration); and a further technical team that will be transferred from Osisko Royalties to Osisko Development.

Other Corporate Updates

In connection with the completion of the RTO:

  Amalco is expected to merge into Osisko Development by way of a voluntary dissolution on or about November 26, 2020 (the "Dissolution");
  Osisko Development is expected to continue from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act on or about November 27, 2020;
  the directors of Osisko Development resolved to change the financial year end of Osisko Development from May 31 to December 31, being that of the reverse takeover acquirer; and
  PricewaterhouseCoopers LLP has been appointed as the auditor of Osisko Development.

Required Early Warning Report Disclosure

Osisko Royalties' Ownership in Osisko Development

Following completion of the Amalgamation, Osisko Royalties holds beneficial ownership and control over 100,000,100 ODV Shares, representing approximately 88% of the issued and outstanding ODV Shares. Prior to completion of the Amalgamation, Osisko Royalties did not hold any securities of Osisko Development (formerly Barolo). An early warning report will be filed by Osisko Royalties in respect of Osisko Development with applicable Canadian securities regulatory authorities. To obtain a copy, please contact Sandeep Singh as indicated below.

Osisko Royalties' Ownership in Certain Portfolio Companies

Pursuant to the RTO, Osisko Royalties transferred a portfolio of marketable securities to Osisko Development, which included securities of the following reporting issuers in which Osisko Royalties is a reporting insider:

Name of Issuer	Head Office of Issuer	Number and Type of Securities	Percentage Shareholding (Basic)	Percentage Shareholding (Partially- Diluted)	Value of Consideration Paid or Received	Value of Consideration Paid or Received (Per Security)
Minera Alamos Inc. (TSXV: MAI)	55 York Street Suite 402 Toronto, Ontario M5J 1R7	76,080,000 common shares	17.3%	N/A	CDN $52,495,200	CDN $0.69 per common share
Harfang Exploration Inc. (TSXV: HAR)	1100 Avenue des Canadiens-de-Montréal Suite 300 Montréal, Québec H3B 2S2	6,928,572 common shares	14.2%	N/A	CDN $2,355,714	CDN $0.34 per common share
Barksdale Resources Corp. (TSXV: BRO)	615-800 West Pender Street Vancouver, British Columbia V6C 2V6	6,440,261 common shares	10.2%	N/A	CDN $3,799,754	CDN $0.59 per common share
Falco Resources Ltd. (TSXV: FPC)	Suite 300 - 1100 Canadiens-de-Montreal Montreal, Quebec H3B 2S2	41,385,240 common shares and 6,052,222 common share purchase warrants	18.3%	20.4%	CDN $16,140,245	CDN $0.39 per common share CDN $1 for all warrants
Cornish Metals Inc. (TSXV: CUSN)	Suite 960 - 789 West Pender Street Vancouver, British Columbia V6C1H2	44,256,190 common shares and 9,577,143 common share purchase warrants	31.6%	36.0%	CDN $3,540,496	CDN $0.08 per common share CDN $1 for all warrants
NioBay Metals Inc. (TSXV: NBY)	Claude Dufresne 1 Place Ville Marie 40TH Floor Montréal, Québec H3B 4M4	9,857,143 common shares and 428,571 common share purchase warrants	18.7%	19.3%	CDN $6,111,430	CDN $0.62 per common share CDN $1 for all warrants

Prior to completion of the RTO, Osisko Development did not hold any securities of any of the above-referenced reporting issuers. Upon completion of the RTO, Osisko Royalties continues to beneficially own the above-referenced securities by virtue of Osisko Royalties being deemed under securities laws to beneficially own the securities which are beneficially owned or controlled by its affiliates, including Osisko Development.

In connection with the foregoing, early warning reports will be filed by each of Osisko Royalties and Osisko Development with applicable Canadian securities regulatory authorities in respect of each of the above-referenced reporting issuers. Copies of the early warning reports filed by each of Osisko Royalties and Osisko Development will be available on SEDAR (www.sedar.com) under the respective issuer profiles of Osisko Royalties and Osisko Development. To obtain copies of the early warning reports filed by Osisko Development, please contact Sean Roosen as indicated below. To obtain copies of the early warning reports filed by Osisko Royalties, please contact Sandeep Singh as indicated below.

As of the date of this news release, Osisko Royalties and Osisko Development are not aware of any plans nor has any future intentions which would relate to or result in any of items (a) to (k) described in Item 5 of Form 62-103F1, other than:

  On November 17, 2020, Osisko Royalties and Falco Resources Ltd. ("Falco") entered into a binding agreement to extend the maturity of Falco's existing senior secured loan (the "Senior Loan") from December 31, 2020 to December 31, 2022. Together with capitalized interest, the principal amount outstanding under the Senior Loan as of November 17, 2020 was CDN $17,596,136. In consideration for the extension of the maturity date of the Senior Loan (the "Senior Loan Extension"), the Senior Loan will also be amended to become convertible after the first anniversary of the closing date into common shares of Falco ("Falco Shares") at a conversion price of CDN $0.55 per share, subject to standard anti-dilution protections. In consideration for the Senior Loan Extension, Falco will also issue to Osisko 10,664,324 warrants of Falco ("Falco Warrants"), each exercisable for one Falco Share at an exercise price of CDN $0.69 up to 24 months from the date of issuance of the Falco Warrants. The terms of the Falco Warrants provide for a cashless exercise feature. The underlying Falco Shares issuable upon conversion of the Senior Loan will be subject to a hold period of four months from the closing date of the Senior Loan Extension in accordance with applicable Canadian securities laws. The Falco Warrants (and the underlying Falco Shares) will be subject to a hold period of four months from the date of issuance of the Falco Warrants, in accordance with applicable Canadian securities laws. The Senior Loan Extension and the issuance of the Falco Warrants are subject to the approval of the TSX Venture Exchange. The Senior Loan Extension is scheduled to close on or about November 26, 2020.
  Following completion of the RTO, Osisko Royalties may amend or assign to Osisko Development certain contractual rights held in certain of the above-referenced reporting issuers in which Osisko Royalties is a reporting insider.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

Advisors

Bennett Jones LLP is legal counsel to Osisko Royalties. Cassels Brock & Blackwell LLP is legal counsel to Barolo. Stikeman Elliott LLP is legal counsel to the underwriters of the concurrent financing.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties' portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

For further information about Osisko Gold Royalties Ltd, please contact:

Sandeep Singh
President and CEO
Tel. (514) 940-0670
ssingh@osiskogr.com

About Osisko Development Corp.

Osisko Development Corp. is well-capitalized and uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, is Osisko Development's flagship asset with measured and indicated resource of 21.44 Mt at 4.6 Au g/t for a total of 3.2 million ounces of gold and inferred resource of 21.69 Mt at 3.9 Au g/t for a total of 2.7 million ounces of gold. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets as does the historically low, all-in discovery costs of US $19 per ounce. The Cariboo Gold Project is advancing through permitting as a 4,750 tonnes per day underground operation with a feasibility study on track for completion in the second half of 2021. Osisko Development's project pipeline is complemented by potential near-term production targeted from the San Antonio gold project, located in Sonora Mexico and early exploration stage properties including the Coulon Project and James Bay Properties located in Québec as well as the Guerrero Properties located in Mexico. Osisko Development will begin trading on the TSX Venture Exchange under the symbol "ODV" on December 2, 2020.

For further information about Osisko Development Corp., please contact:

Sean Roosen, CEO
Telephone: (514) 940-0685
Email: sroosen@osiskodev.com

Jean Francois Lemonde, VP Investors Relations
Telephone: (514) 299 4926
Email: jflemonde@osiskodev.com

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be deemed "forward‐looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko Royalties and Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to future production of mines, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Royalties and Osisko Development consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Royalties and Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Royalties and Osisko Development, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning (a) Osisko Royalties, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko Royalties which is filed with the Canadian securities commissions and available electronically under Osisko Royalties' issuer profile on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission and available electronically under Osisko Royalties' issuer profile on EDGAR (www.sec.gov), and (b) Osisko Development, see the Filing Statement available electronically under Osisko Development's issuer profile on SEDAR (www.sedar.com). The forward‐looking statements set forth herein concerning Osisko Royalties reflect management's expectations as at the date of this news release and are subject to change after such date. The forward‐looking statements set forth herein concerning Osisko Development reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Royalties and Osisko Development disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.